Exhibit (a)(1)(iii)

FORM E-MAIL COMMUNICATION TO ELIGIBLE EMPLOYEES

ANNOUNCING TENDER OFFER

January 14, 2009

Subject: Red Robin Gourmet Burgers, Inc. - Offer to Purchase Outstanding Stock Options for Cash

Dear Eligible Employee:

This e-mail is to notify you that Red Robin Gourmet Burgers, Inc. (the “Company”) is offering to purchase certain outstanding stock options for cash (the “Offer”).  The Offer is subject to a number of terms and conditions, which are described in the documents attached to this e-mail (collectively, the “Offering Document”) and posted on the Company’s website at www.redrobin.com (click on the link for investors).

The Offering Document attached will provide you with further information regarding the Offer.  If you have trouble opening the attached Offering Document, please send an e-mail to StockOptionTenderOffer@redrobin.com.  You may also call (866) 316-1897.  You will have the ability to leave a voice message at this number.

Unless otherwise extended by the Company, the Offer will expire at 11:59 p.m., Mountain Time, on February 11, 2009.

Please review the attached Offering Document to learn further information about this Offer.